ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 20, 2013	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Alpha Fund, File No. 005-86990 (the “Feeder Fund”) and Blackstone Alternative Alpha Master Fund, File No. 005-86989 (the “Master Fund” and together with the Feeder Fund, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Funds’ recent final amendments to Schedule TO, reporting the results of their tender offers (the “Final Amendments”), which were filed on November 6, 2013. The comments were provided telephonically to Sarah Clinton of Ropes & Gray LLP, counsel to the Funds, by Mr. Greene on November 7, 2013. The comments, together with the Funds’ responses, are set forth below.

1.	Item 4 of the Feeder Fund’s Final Amendment refers to payments by the Feeder Fund for tendered shares in accordance with the terms of the Offer to Purchase. As opposed to referring to the Offer to Purchase, please include relevant information in the Final Amendment regarding payment for Fund shares.

Response: The Feeder Fund will provide relevant information regarding payment for Fund shares in future Final Amendments.

2.	Please include transmittal letters with the Funds’ Final Amendment filings.

Response: The Funds will include transmittal letters with their future Final Amendment filings.

* * * * *

On behalf of the Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	James Hannigan, Blackstone Alternative Asset Management L.P.

James Thomas, Ropes & Gray LLP